SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Schnitzer Steel Industries, Inc.

(Name of Issuer)

Class A Common Stock, $1.00 par value per share

(Title of Class of Securities)

806882106

(CUSIP Number)

Mark R. Beatty, Esq. Cascade Investment, L.L.C. 2365 Carillon Point Kirkland, WA 98033 (425) 889-7900	Matthew S. Topham, Esq. Preston Gates & Ellis LLP 925 Fourth Avenue, Suite 2900 Seattle, WA 98104-1158 (206) 623-7580

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 24, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 806882106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Cascade Investment, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 452,400*

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 452,400*

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 452,400*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 3.4%**

14.	Type of Reporting Person (See Instructions) OO

*              All shares of Common Stock held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

**           The calculations included herein are based on a total of 13,304,516 shares of Common Stock, which is the number of shares outstanding as of November 1, 2003, as last reported by the Issuer in its Form 10-K for the fiscal year ended August 31, 2003, filed with the SEC on November 24, 2003.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 452,400*

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 452,400*

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 452,400*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 3.4%**

14.	Type of Reporting Person (See Instructions) IN

*              All shares of Common Stock held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

**           The calculations included herein are based on a total of 13,304,516 shares of Common Stock, which is the number of shares outstanding as of November 1, 2003, as last reported by the Issuer in its Form 10-K for the fiscal year ended August 31, 2003, filed with the SEC on November 24, 2003.

This Amendment No. 6 to Schedule 13D relates to the Class A Common Stock, $1.00 par value per share (the “Common Stock”), of Schnitzer Steel Industries, Inc. (the “Issuer”) and is being filed on behalf of the undersigned to amend the Schedule 13D that was originally filed on January 5, 1998 and previously amended by Amendment No. 1 filed with the SEC on September 18, 1998, by Amendment No. 2, filed with the SEC on October 15, 1998, by Amendment No. 3, filed with the SEC on May 30, 2003, by Amendment No. 4, filed with the SEC on August 5, 2003, and by Amendment No. 5, filed with the SEC on September 26, 2003.

Item 5.	Interest in Securities of the Issuer

(a)-(b)     The calculations included herein are based on a total of 13,304,516 shares of Common Stock, which is the number of shares outstanding as of November 1, 2003, as last reported by the Issuer in its Form 10-K for the fiscal year ended August 31, 2003, filed with the SEC on November 24, 2003 (the “2003 10-K”).  As of the close of business on December 11, 2003, Cascade owns 452,400 shares of Common Stock, constituting approximately 3.4% of the issued and outstanding shares of Common Stock.  All shares of Common Stock beneficially owned by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade and Mr. Gates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

(c)           Between October 3, 2003 and November 24, 2003, Cascade sold a total of 92,000 shares of Common Stock on the dates and at the prices set forth on Exhibit 2 for cash in open market transactions.  Since November 24, 2003, the date on which Cascade and Mr. Gates determined that they were no longer the beneficial owners of more than five percent of the Common Stock, Cascade sold a total of 150,000 shares of Common Stock, which includes 25,000 shares sold on November 25 at an average price of $51.77, 25,000 shares sold on December 1 at an average price of $48.23 and 100,000 shares sold on December 2 at an average price of $48.61.  The sales were made for cash in open market transactions.

(d) Not applicable.

(e)           Cascade and Mr. Gates determined on November 24, 2003, that they were no longer the beneficial owners of more than five percent of the Common Stock, as a result of a significant increase in the number of shares of Common Stock outstanding, as reported in the 2003 10-K filed on that date.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
Exhibit 1	Name, business address and present principal occupation of each executive officer or person controlling Cascade Investment, L.L.C.*

Exhibit 2	Dates and prices of sales of Common Stock between October 3, 2003 and November 24, 2003

* Filed with Amendment No. 4, filed with the SEC on August 5, 2003.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2003

CASCADE INVESTMENT, L.L.C.

By	/s/ Michael Larson
	Name:	Michael Larson
	Title:	Manager

WILLIAM H. GATES III

By	/s/ Michael Larson
	Name:	Michael Larson*
	Title:	Attorney-in-fact

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us will be filed, on behalf of each of us.

DATED: December 11, 2003

CASCADE INVESTMENT, L.L.C.

By	/s/ Michael Larson
	Name:	Michael Larson
	Title	Manager

WILLIAM H. GATES III

By	/s/ Michael Larson
	Name:	Michael Larson*
	Title:	Attorney-in-fact

* Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated March 14, 2001, by and on behalf of William H. Gates III, filed as Exhibit B to Cascade’s Amendment No. 1 to Schedule 13D with respect to Pan American Silver Corp. on March 19, 2001, SEC File No. 005-52919, and incorporated by reference herein.